SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

SEMITOOL, INC.

(Name of Subject Company)

SEMITOOL, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Richard Hegger

Vice President, General Counsel and Secretary

Semitool, Inc.

655 West Reserve Drive

Kalispell, MT 59901

(406) 758-7534

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by Semitool, Inc., a Montana corporation (“Semitool”), with the Securities and Exchange Commission (“SEC”) on November 19, 2009, as amended by Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 7, 2009 and by Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on December 14, 2009 (as so amended, and as further amended hereby, the “Statement”). Capitalized terms used but not defined herein have the meanings set forth in the Statement as heretofore amended. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 8.	Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by replacing the second paragraph under the caption “Antitrust” on page 31 with the following paragraph:

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Applied as the ultimate parent of Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. On November 17, 2009 and November 18, 2009 Applied and Semitool, respectively, filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of the Shares in the Offer and the Merger. On December 2, 2009, Applied voluntarily withdrew its notification and subsequently re-filed the notification with the FTC and the Antitrust Division on December 4, 2009, in order to begin a new waiting period under the HSR Act and provide the FTC and the Antitrust Division with additional time to review its acquisition of Semitool. On December 17, 2009 we were informed by Applied that the FTC and Antitrust Division granted early termination of the HSR Act waiting period applicable to the purchase of Shares pursuant to the Offer.

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit	Item

(a)(18)	Press release issued by Applied Materials, Inc. on December 17, 2009 (incorporated herein by reference to Exhibit (a)(17) to the Amendment No. 6 to Schedule TO of Applied and Purchaser filed on December 17, 2009).

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SEMITOOL, INC.

/S/ LARRY A. VIANO
Larry A. Viano Chief Financial Officer

Dated: December 17, 2009